Exhibit 12

TXU ENERGY COMPANY. LLC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2006	2005	2004	2003	2002
	Million of Dollars, Except Ratios
EARNINGS:
Income from continuing operations before extraordinary loss and cumulative effect of changes in accounting principles	$2,435	$1,430	$408	$497	$322
Add: Total federal income taxes	1,277	687	162	231	117
Fixed charges (see detail below)	437	434	402	374	265

Total earnings	$4,149	$2,551	$972	$1,102	$704

FIXED CHARGES:
Interest expense, excluding capitalized interest	$410	$405	$362	$330	$222
Rentals representative of the interest factor	27	29	40	44	43

Total fixed charges	$437	$434	$402	$374	$265

RATIO OF EARNINGS TO FIXED CHARGES	9.49	5.88	2.42	2.95	2.66